9

Volaris Reports Financial Results

for the Third Quarter 2023

Mexico City, Mexico, October 24th, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central and South America, today announces its financial results for the third quarter 2023[1].

Third Quarter 2023 Highlights

(All figures are reported in U.S. dollars and compared to 3Q 2022 unless otherwise noted)

■	Total operating revenues of $848 million, a 10% increase.
■	Total revenue per available seat mile (TRASM) increased 1.8% to $8.37 cents.
■	Available seat miles (ASMs) increased 8.2% to 10.1 billion.
■	Total operating expenses of $809 million, representing 95% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) increased 1.7% to $7.98 cents.
■	Average economic fuel cost decreased 20% to $3.17 per gallon.
■	CASM ex fuel increased 21% to $4.91 cents.
■	Adjusted CASM ex fuel increased 20% to $4.49 cents.
■	Net loss of $39 million. Loss per share of $0.03 and loss per ADS of $0.34 cents.
■	EBITDAR of $207 million, an 18% increase.
■	EBITDAR margin was 24.4%, an increase of 1.6 percentage points.
■	Total cash, cash equivalents, restricted cash, and short-term investments totaled $764 million, representing 24% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio of 3.5 times, remaining unchanged when compared to the previous quarter.

Enrique Beltranena, President & Chief Executive Officer, said: “Volaris' performance in the third quarter showed resilience, resulting in revenue growth. This growth was mainly due to increased passenger volumes and record-high ancillary revenue per passenger. We achieved this by maintaining strong cost control, especially when it came to non-fuel expenses.

Despite facing challenges related to Pratt & Whitney's GTF preventive accelerated inspections, Volaris is fully committed to ensuring the safety, financial stability, and long-term success of our airline. We are actively addressing the global issue of engine inspections affecting multiple airlines and are working closely with Pratt & Whitney to obtain the necessary technical support and financial compensation for the affected engines.

[1] The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

[2] Includes short-term investments.

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We’ve developed a mitigation plan to partially offset the impact. Our focus for 2024 is to maximize unit revenues and margins while optimizing our network to the best extent possible given the current environment.”

Third Quarter 2023 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 3Q 2022 unless otherwise noted)

	Third Quarter
Consolidated Financial Highlights	2023	2022	Var.
Total operating revenue (millions)	848	769	10.3%
TRASM (cents)	8.37	8.22	1.8%
ASMs (million, scheduled & charter)	10,126	9,355	8.2%
Load Factor (scheduled, RPMs/ASMs)	86.4%	85.6%	0.7 pp
Passengers (thousand, scheduled & charter)	8,691	8,125	7.0%
Fleet (at the end of the period)	125	113	12
Total operating expenses (millions)	809	734	10.2%
CASM (cents)	7.98	7.85	1.7%
CASM excl. fuel (cents)	4.91	4.07	20.6%
Adjusted CASM excl. fuel (cents)[3]	4.49	3.74	20.1%
Operating income (EBIT) (millions)	39	35	11.4%
% EBIT Margin	4.6%	4.6%	0.0 pp
Net (loss) income (millions)	(39)	40	N/A
% Net (loss) income Margin	(4.6%)	5.2%	(9.8 pp)
EBITDAR (millions)	207	175	18.3%
% EBITDAR Margin	24.4%	22.8%	1.6 pp
Net debt-to-EBITDAR[4]	3.5x	3.4x	0.1x

Reconciliation of CASM to Adjusted CASM ex fuel:

	Third Quarter
Reconciliation of CASM	2023	2022	Var.
CASM (cents)	7.98	7.85	1.7%
Fuel expense	(3.07)	(3.78)	(18.8%)
CASM ex fuel	4.91	4.07	20.6%
Aircraft and engine variable lease expenses[5]	(0.42)	(0.34)	23.5%
Sale and lease back gains	0.00	0.01	(99.8%)
Adjusted CASM ex fuel	4.49	3.74	20.1%

Note: Figures are rounded for convenience purposes. Further detail can be found in financial and operating indicators.

[3] Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

[4] Includes short-term investments.

[5] Aircraft redeliveries.

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Total operating revenues in the quarter were $848 million, a 10% increase driven by robust demand across our network and a rise in ancillary revenue per passenger.

Booked passengers amounted to 8.7 million in the quarter, an increase of 7.0%. Domestic and international booked passengers increased 2.8% and 24%, respectively. Total capacity, in terms of available seat miles (ASMs), increased 8.2% to 10.1 billion.

The load factor for the quarter reached 86.4%, representing an increase of 0.7 percentage points compared to the same period in 2022.

TRASM increased 1.8% to $8.37 cents in the quarter, helped by a stronger peso. The average base fare was $48, a decrease of 13%. Ancillary revenue per passenger was $49, a 26% increase. Ancillary revenue represented 50% of total operating revenue, 9.3 percentage points above the third quarter 2022. Finally, total operating revenue per passenger stood at $98, representing a 3.0% increase.

Total operating expenses in the quarter were $809 million, representing 95% of total operating revenue, remaining consistent with the same quarter in 2022.

CASM totaled $7.98 cents, a 1.7% increase when compared to the same period of 2022. The average economic fuel cost decreased 20% to $3.17 per gallon in the period.

CASM ex fuel increased 21% to $4.91 cents and adjusted CASM ex fuel increased 20% to $4.49 cents, primarily driven by a strong appreciation of the Mexican peso compared to the prior year.

Comprehensive financing result represented an expense of $73 million in the third quarter of 2023, compared to a $44 million expense in the same period of 2022. For the period, the average exchange rate was Ps.17.06 per U.S. dollar, a 16% appreciation compared to the same quarter of 2022. At the end of the third quarter, the exchange rate stood at Ps.17.62 per U.S. dollar.

Income tax expense for the quarter was $5 million, compared to a benefit of $49 million registered in the same period of 2022.

Net loss in the quarter was $39 million, with a loss per share of $0.03 and a loss per ADS of $0.34 cents.

EBITDAR for the quarter was $207 million, an increase of 18% compared to the same period in 2022. EBITDAR margin stood at 24.4%, an increase of 1.6 percentage points compared to the same quarter of the previous year.

Balance Sheet and Cash Flow

Total cash, cash equivalents, restricted cash, and short-term investments totaled $764 million, representing 24% of the last twelve months’ total operating revenue.

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Net cash flow provided by operating and financing activities in the quarter was $145 million and $87 million, respectively. Net cash flow used in investing activities amounted to $138 million.

Net debt-to-LTM EBITDAR6 ratio stood at 3.5 times, in line with the second quarter of 2023 and 0.4 times lower when compared to the end of 2022.

2023 Guidance

	Updated Guidance	Prior Guidance
2023 Guidance
ASM growth	~10%	~13%
Total operating revenues	~$3.2 billion	$3.2 to $3.4 billion
CASM ex fuel	~$4.8 cents	$4.7 to $4.8 cents
EBITDAR margin	~26%	29% to 31%
Net debt-EBITDAR ratio[6]	~3.5x	~2.8x

For the full-year 2023, CAPEX is expected to be approximately $300 million, net of financed fleet predelivery payments. This outlook assumes a full-year average USD/MXN rate of approximately Ps.17.75 and an average U.S. Gulf Coast jet fuel price of approximately $2.80 per gallon; it also assumes no significant unexpected disruptions related to COVID-19, macroeconomic factors, or other negative impacts on its business. The Company’s full-year 2023 outlook is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company. If actual results vary from these assumptions, the Company’s expectations may change. There can be no assurances that Volaris will achieve these results.

Fleet

During the third quarter, Volaris added two A321neo aircraft to its fleet, bringing the total number of aircraft to 125 as of September 30th, 2023. At the end of the quarter, Volaris’ fleet has an average age of 5.6 years and an average seating capacity of 194 passengers per aircraft. Of the total fleet, 58% of the aircraft are New Engine Option (NEO) models. Volaris plans to increase its fleet to approximately 127 aircraft by the end of 2023, considering an Airbus potential delay of at least two aircraft until 2024.

	Third Quarter			Second Quarter
Total Fleet	2023	2022	Var.	2023	Var.
CEO
A319	3	5	(2)	3	-
A320	40	40	-	40	-
A321	10	10	-	10	-
NEO
A320	51	47	4	51	-
A321	21	11	10	19	2
Total aircraft at the end of the period	125	113	12	123	2

[6] Includes short-term investments.

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Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

Ricardo Martínez / ir@volaris.com

Media Contact:

Israel Álvarez / ialvarez@gcya.net

Conference Call and Webcast Details

Date:	Wednesday, October 25th, 2023
Time:	9:00 am Mexico City / 11:00 am New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1. Click on the call link and complete the online registration form.

2. Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3. Select a method for joining the call:

i. Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii. Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

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About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 126 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit: ir.volaris.com.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's full year outlook and intentions and expectations regarding the delivery schedule of aircraft on order, amount of aircrafts at year end, amount of forward bookings during the holiday season, ability to maintain the load factor, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-GAAP Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR, Net debt-to-LTM EBITDAR and Total cash, cash equivalents, restricted cash, and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents, restricted cash, and short-term investments as the sum of cash, cash equivalents, restricted cash, and short-term investments.

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These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts’ and investors’ overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and in the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In millions U.S. dollars, except otherwise indicated)	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance

Total operating revenues (millions)	848	769	10.3%
Total operating expenses (millions)	809	734	10.2%
EBIT (millions)	39	35	11.4%
EBIT margin	4.6%	4.6%	0.0 pp
Depreciation and amortization (millions)	126	107	17.8%
Aircraft and engine variable lease expenses (millions)	42	32	31.3%
Net (loss) income (millions)	(39)	40	N/A
Net (loss) income margin	(4.6%)	5.2%	(9.8 pp)
(Loss) earnings per share (6):
Basic	(0.03)	0.03	N/A
Diluted	(0.03)	0.03	N/A
(Loss) earnings per ADS *:
Basic	(0.34)	0.34	N/A
Diluted	(0.33)	0.34	N/A
Weighted average shares outstanding:
Basic	1,153,301,262	1,155,533,163	(0.2%)
Diluted	1,165,651,409	1,165,048,915	0.1%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	8.37	8.22	1.8%
Average base fare per passenger	48	56	(13.2%)
Total ancillary revenue per passenger (3)	49	39	26.3%
Total operating revenue per passenger	98	95	3.0%
Operating expenses per ASM (CASM) (cents) (1)	7.98	7.85	1.7%
CASM ex fuel (cents) (1)	4.91	4.07	20.6%
Adjusted CASM ex fuel (cents) (1) (5)	4.49	3.74	20.1%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	10,126	9,355	8.2%
Domestic	6,647	6,507	2.2%
International	3,479	2,848	22.2%
Revenue passenger miles (RPMs) (millions) (1)	8,744	8,007	9.2%
Domestic	5,874	5,708	2.9%
International	2,871	2,299	24.8%
Load factor (2)	86.4%	85.6%	0.7 pp
Domestic	88.4%	87.7%	0.6 pp
International	82.5%	80.8%	1.7 pp
Booked passengers (thousands) (1)	8,691	8,125	7.0%
Domestic	6,726	6,544	2.8%
International	1,965	1,581	24.3%
Departures (1)	52,387	50,586	3.6%
Block hours (1)	135,025	130,314	3.6%
Aircraft at the end of the period	125	113	12
Average aircraft utilization (block hours)	13.45	13.35	0.8%
Fuel gallons accrued (millions)	97.89	89.04	9.9%
Average economic fuel cost per gallon (4)	3.17	3.96	(19.9%)
Average exchange rate	17.06	20.24	(15.7%)
Exchange rate at the end of the period	17.62	20.31	(13.2%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share.
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance

Total operating revenues (millions)	2,360	2,027	16.4%
Total operating expenses (millions)	2,302	2,043	12.7%
EBIT (millions)	58	(16)	N/A
EBIT margin	2.5%	(0.8%)	3.3 pp
Depreciation and amortization (millions)	365	305	19.7%
Aircraft and engine rent expenses (millions)	118	90	31.1%
Net loss (millions)	(104)	(58)	79.3%
Net loss margin	(4.4%)	(2.9%)	(1.5 pp)
Loss per share (6):
Basic	(0.09)	(0.05)	79.4%
Diluted	(0.09)	(0.05)	79.0%
Loss per ADS *:
Basic	(0.90)	(0.50)	79.4%
Diluted	(0.89)	(0.50)	79.0%
Weighted average shares outstanding:
Basic	1,152,936,177	1,155,783,240	(0.2%)
Diluted	1,165,317,093	1,165,094,503	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	8.00	7.86	1.8%
Average base fare per passenger	48	53	(9.7%)
Total ancillary revenue per passenger (3)	46	37	23.8%
Total operating revenue per passenger	93	90	4.1%
Operating expenses per ASM (CASM) (cents) (1)	7.81	7.93	(1.5%)
CASM ex fuel (cents) (1)	4.80	4.22	13.8%
Adjusted CASM ex fuel (cents) (1)(5)	4.40	3.92	12.3%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	29,488	25,777	14.4%
Domestic	19,798	18,033	9.8%
International	9,690	7,744	25.1%
Revenue passenger miles (RPMs) (millions) (1)	25,161	21,891	14.9%
Domestic	17,065	15,792	8.1%
International	8,096	6,099	32.7%
Load factor (2)	85.3%	84.9%	0.4 pp
Domestic	86.2%	87.6%	(1.4 pp)
International	83.6%	78.8%	4.8 pp
Booked passengers (thousands) (1)	25,250	22,576	11.8%
Domestic	19,683	18,297	7.6%
International	5,566	4,279	30.1%
Departures (1)	153,705	142,100	8.2%
Block hours (1)	398,540	362,614	9.9%
Aircraft at the end of the period	125	113	12
Average aircraft utilization (block hours)	13.41	13.28	1.0%
Fuel gallons accrued (millions)	284.16	248.17	14.5%
Average economic fuel cost per gallon (4)	3.11	3.83	(18.8%)
Average exchange rate	17.82	20.27	(12.1%)
Exchange rate at the end of the period	17.62	20.31	(13.2%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share.
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in
	accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance

Operating revenues:
Passenger revenues	812	742	9.4%
Fare revenues	421	453	(7.1%)
Other passenger revenues	391	289	35.3%

Non-passenger revenues	36	27	33.3%
Other non-passenger revenues	31	24	29.2%
Cargo	5	3	66.7%

Total operating revenues	848	769	10.3%

Other operating income	-	(2)	(100.0%)
Fuel expense	312	354	(11.9%)
Landing, take-off and navigation expenses	130	94	38.3%
Salaries and benefits	99	72	37.5%
Depreciation of right of use assets	91	82	11.0%
Sales, marketing and distribution expenses	49	29	69.0%
Aircraft and engine variable lease expenses	42	32	31.3%
Other operating expenses	28	24	16.7%
Maintenance expenses	23	24	(4.2%)
Depreciation and amortization	35	25	40.0%
Operating expenses	809	734	10.2%

Operating income	39	35	11.4%

Finance income	8	4	100.0%
Finance cost	(60)	(46)	30.4%
Exchange loss, net	(21)	(2)	950.0%
Comprehensive financing result	(73)	(44)	65.9%

Loss before income tax	(34)	(9)	277.8%
Income tax (expense) benefit	(5)	49	N/A
Net (loss) income	(39)	40	N/A

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance
(In millions of U.S. dollars)
Operating revenues:
Passenger revenues	2,259	1,947	16.0%
Fare revenues	1,204	1,191	1.1%
Other passenger revenues	1,055	756	39.6%

Non-passenger revenues	101	80	26.3%
Other non-passenger revenues	87	69	26.1%
Cargo	14	11	27.3%

Total operating revenues	2,360	2,027	16.4%

Other operating income	(4)	(18)	(77.8%)
Fuel expense	888	957	(7.2%)
Landing, take-off and navigation expenses	367	277	32.5%
Salaries and benefits	286	204	40.2%
Depreciation of right of use assets	268	237	13.1%
Sales, marketing and distribution expenses	122	82	48.8%
Aircraft and engine variable lease expenses	118	90	31.1%
Other operating expenses	86	71	21.1%
Maintenance expenses	74	75	(1.3%)
Depreciation and amortization	97	68	42.6%
Operating expenses	2,302	2,043	12.7%

Operating income (loss)	58	(16)	N/A

Finance income	25	6	316.7%
Finance cost	(175)	(137)	27.7%
Exchange loss, net	(30)	(7)	328.6%
Comprehensive financing result	(180)	(138)	30.4%

Loss before income tax	(122)	(154)	(20.8%)
Income tax benefit	18	96	(81.3%)
Net loss	(104)	(58)	79.3%

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended September 30, 2023	Three months ended September 30, 2022	Variance
(In millions of U.S. dollars)

Other passenger revenues	391	289	35.3%
Non-passenger revenues	36	27	33.3%
Total ancillary revenues	427	316	35.1%

Booked passengers (thousands) (1)	8,691	8,125	7.0%

Total ancillary revenue per passenger	49	39	26.3%

(1) Includes schedule and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows the nine months of the year additional detail about the components of total ancillary revenue:

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Variance
(In millions of U.S. dollars)

Other passenger revenues	1,055	756	39.6%
Non-passenger revenues	101	80	26.3%
Total ancillary revenues	1,156	836	38.3%

Booked passengers (thousands) (1)	25,250	22,576	11.8%

Total ancillary revenue per passenger	46	37	23.8%

(1) Includes schedule and charter.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of September 30, 2023 Unaudited	As of December 31, 2022 Audited

Assets
Cash, cash equivalents and restricted cash	749	712
Short-term investments	15	-
Total cash, cash equivalents, restricted cash, and short-term investments (1)	764	712
Accounts receivable, net	278	240
Inventories	17	16
Prepaid expenses and other current assets	50	33
Assets held-for-sale	-	1
Guarantee deposits	83	64
Total current assets	1,192	1,066
Rotable spare parts, furniture and equipment, net	732	479
Right of use assets	2,269	2,181
Intangible assets, net	14	13
Derivatives financial instruments	2	2
Deferred income taxes	246	208
Guarantee deposits	518	484
Other long-term assets	36	36
Total non-current assets	3,817	3,403
Total assets	5,009	4,469
Liabilities and equity
Unearned transportation revenue	412	346
Accounts payable	247	209
Accrued liabilities	163	190
Lease liabilities	366	336
Other taxes and fees payable	274	218
Income taxes payable	29	6
Financial debt	165	112
Other liabilities	15	5
Total short-term liabilities	1,671	1,422
Financial debt	402	161
Accrued liabilities	14	13
Lease liabilities	2,458	2,373
Other liabilities	319	244
Employee benefits	14	11
Deferred income taxes	-	10
Total long-term liabilities	3,207	2,812
Total liabilities	4,878	4,234
Equity
Capital stock	248	248
Treasury shares	(13)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	284	283
Accumulated deficit	(260)	(156)
Accumulated other comprehensive loss	(145)	(144)
Total equity	131	235
Total liabilities and equity	5,009	4,469

(1) Non-GAAP measure.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended September 30, 2023	Three months ended September 30, 2022

Net cash flow provided by operating activities	145	88
Net cash flow used in investing activities	(138)	(51)
Net cash flow provided by (used in) financing activities*	87	(46)
Increase (decrease) in cash, cash equivalents and restricted cash	94	(9)
Net foreign exchange differences	-	-
Cash, cash equivalents and restricted cash at the beginning of the period	655	759
Cash, cash equivalents and restricted cash at the end of the period	749	750
*Includes aircraft rental payments of $132 million and $82 million for the three-month period ended September 30, 2023, and 2022, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited	Nine months ended September 30, 2023	Nine months ended September 30, 2022
(In millions of U.S. dollars)

Net cash flow provided by operating activities	513	446
Net cash flow used in investing activities	(350)	(27)
Net cash flow used in financing activities *	(132)	(411)
Increase in cash, cash equivalents and restricted cash	31	8
Net foreign exchange differences	6	1
Cash, cash equivalents and restricted cash at the beginning of the period	712	741
Cash, cash equivalents and restricted cash at the end of the period	749	750
*Includes aircraft rental payments of $390 million and $332 million for the nine-month period ended September 30, 2023, and 2022, respectively.

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